                                                     1940 Act File No. 811-08103

                       Securities and Exchange Commission
                            Washington, D.C. 20549

                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.  Exact name of Trust:  Nuveen Unit Trusts, Series 18

B.  Name of Depositor:    John Nuveen & Co. Incorporated

C.  Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                              Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                              John Nuveen & Co. Incorporated
                              Attention:  Gifford R. Zimmerman
                              333 West Wacker Drive
                              Chicago, Illinois  60606

                              Chapman and Cutler
                              Attention:  Eric F. Fess
                              111 West Monroe Street
                              Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  :  immediately upon filing pursuant to paragraph (b)
----
:  :  on (date) pursuant to paragraph (b)
----
:  :  60 days after filing pursuant to paragraph (a)
----
:  :  on (date) pursuant to paragraph (a) of rule 485 or 486
----

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.


----
: : Check box if it is proposed that this filing will become effective on ---- (date) at (time) pursuant to Rule 487.

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

                        Nuveen Unit Trusts, Series 18

                             Cross-Reference Sheet

                    Pursuant to Rule 404(c) of Regulation C

                        under the Securities Act of 1933

                (Form N-8B-2 Items Required by Instruction 1 as

                           to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus

        I.  Organization and General Information
    1.  (a)  Name of trust                    )    Prospectus Cover Page
        (b)  Title of securities issued       )

    2.  Name and address of Depositor         )    Information About The Sponsor

    3.  Name and address of Trustee           )    Information About The Trustee

    4.  Name and address of principal         )    Information About The Sponsor
         Underwriter                          )

    5.  Organization of trust                 )    Nuveen Unit Trusts
                                              )
    6.  Execution and termination of Trust    )    Nuveen Unit Trusts
         Agreement                            )    Information About The Trustee
                                              )    Other Information
                                              )
    7.  Changes of Name                       )

    8.  Fiscal Year                           )

    9.  Litigation                            )

          II.  General Description of the Trust and Securities of the Trust

   10.  General information regarding         )    Composition of Trusts
         trust's securities                   )    Distributions To Unitholders
                                              )    Redemption
                                              )    Removal of Securities From The
                                              )     Trusts
                                              )    Information About The Trustee
                                              )    Information About The Sponsor
                                              )    Other Information
                                              )    Tax Status

   11.  Type of securities comprising units   )    Nuveen Unit Trusts
                                              )    Composition Of Trusts
                                              )    Objectives Of The Trusts

12.  Certain information regarding          )                 *
      periodic payment certificates         )
                                            )

13.  (a)  Loan, fees, expenses, etc.        )    Essential Information
                                            )    Public Offering Price
                                            )    Market For Units
                                            )    Evaluation of Securities at the
                                            )     Initial Date Of Deposit
                                            )    Trust Operating Expenses
                                            )    Distributions To Unitholders
                                            )    Reports To Unitholders
                                            )
                                            )
                                            )
                                            )

     (b)  Certain information regarding     )                 *
           periodic payment certificates    )

     (c)  Certain percentages               )    Public Offering Price
                                            )    Market For Units
                                            )    Evaluation of Securities at the
                                            )     Initial Date Of Deposit
                                            )
                                            )
                                            )
                                            )
                                            )

     (d)  Certain other fees, etc.          )    Evaluation of Securities at the
           payable by holders               )     Initial Date Of Deposit
                                            )    Trust Operating Expenses
                                            )    Ownership and Transfer of Units
                                            )

     (e)  Certain profits received by       )    Composition Of Trusts
           depositor, principal             )    Purchase of Units by the Sponsor
           underwriter, trustee or          )
           affiliated persons               )


     (f)  Ratio of annual charges to        )                 *
           income                           )

14.  Issuance of trust's securities         )    Distributions To Unitholders
                                            )    Ownership and Transfer of Units
                                            )    Redemption
                                            )
15.  Receipt and handling of payments       )                 *
      from purchasers                       )


16.  Acquisition and Disposition of       )     Nuveen Unit Trusts
      Underlying Securities               )     Composition Of Trusts
                                          )     Redemption
                                          )     Removal of Securities from the
                                          )      Trusts
                                          )     Other Information
                                          )

17.  Withdrawal or redemption             )     Market For Units
                                          )     Redemption
                                          )     Purchase of Units by the Sponsor
                                          )

18.  (a)  Receipt and disposition of      )     Distributions to Unitholders
           income                         )     Reports to Unitholders
                                          )
                                          )

     (b)  Reinvestment of distributions   )     Accumulation Plan

     (c)  Reserves or special funds       )     Distributions to Unitholders
                                          )

     (d)  Schedule of distributions       )                   *

19.  Records, accounts and reports        )     Distributions to Unitholders
                                          )     Reports to Unitholders
                                          )

20.  Certain miscellaneous provisions of  )     Information About the Trustee
      Trust Agreement                     )     Information About the Sponsor
                                          )     Other Information

21.  Loans to security holders            )     *

22.  Limitations on liability             )     Composition of Trusts
                                          )     Information About the Trustee

23.  Bond arrangements                    )                   *

24.  Other material provisions of Trust   )                   *
      Agreement                           )

    III.  Organization, Personnel and Affiliated Persons of Depositor

25.  Organization of Depositor            )     Information About the Sponsor

26.  Fees received by Depositor           )                   *

27.  Business of Depositor                )     Information About the Sponsor

28.  Certain information as to officials  )                   *
      and affiliated persons of Depositor )

29.  Voting Securities of Depositor       )     Information About the Sponsor

30.  Persons controlling Depositor         )

31.  Payments by Depositor for certain     )
      services rendered to trust           )

32.  Payments by Depositor for certain     )                   *
      other services rendered to trust     )

33.  Remuneration of employees of          )
      Depositor for certain services       )
      rendered to trust                    )

34.  Remuneration of other persons for     )
      certain services rendered to trust   )

    IV.  Distribution and Redemption of Securities

35.  Distribution of trust's securities    )                   *
      by states                            )

36.  Suspension of sales of trust's        )
      securities                           )

37.  Revocation of authority to distribute )

38.  (a)  Method of distribution           )

     (b)  Underwriting agreements          )     Distribution of Units to the Public
                                           )

     (c)  Selling agreement                )

39.  (a)  Organization of principal        )     Information About the Sponsor
           underwriter                     )

     (b)  NASD membership of principal     )
           underwriter                     )

40.  Certain fees received by principal    )                   *
      underwriter                          )

41.  (a)  Business of principal            )
           underwriter                     )

     (b)  Branch offices of principal      )                   *
           underwriter                     )

     (c)  Salesmen of principal            )
           underwriter                     )

42.  Ownership of trust's securities by    )                   *
      certain persons                      )

43.  Certain brokerage commissions         )                   *
      received by principal underwriter    )

44.  (a)  Method of valuation             )      Essential Information
                                          )      Public Offering Price
                                          )      Evaluation of Securities at the Date
                                          )       Of Deposit
                                          )      Trust Operating Expenses
                                          )

     (b)  Schedule as to offering price   )                   *

     (c)  Variation in offering price to  )      Public Offering Price
           certain persons                )      Evaluation of Securities at the Initial Date
                                          )       Of Deposit
                                          )
                                          )
                                          )

45.  Suspension of redemption rights      )                   *

46.  (a)  Redemption valuation            )      Unit Value And Evaluation
                                          )      Redemption
                                          )      Special Redemption Liquidation and
                                          )       Investment in a New Trust
                                          )      Purchase of Units by the Sponsor
                                          )

     (b)  Schedule as to redemption       )                   *
           price                          )
                                          )

47.  Maintenance of position in           )      Public Offering Price
      underlying securities               )      Purchase of Units by the Sponsor
                                          )
                                          )

    V.  Information Concerning the Trustee or Custodian

48.  Organization and regulation of       )      Information About the Trustee
      Trustee                             )

49.  Fees and expenses of Trustee         )      Essential Information
                                          )      Trust Operating Expenses
                                          )

50.  Trustee's lien                       )      Trust Operating Expenses
                                          )      Distributions to Unitholders
                                          )

    VI.  Information Concerning Insurance of Holders of Securities

51.  Insurance of holders of trust's      )                   *
      securities                          )

    VII.  Policy of Registrant

52.  (a)  Provisions of trust agreement  )       Trust Operating Expenses
           with respect to selection or  )       Redemption
           elimination of underlying     )       Removal of Securities from the
           securities                    )        Trusts
                                         )

     (b)  Transactions involving         )                    *
           elimination of underlying     )
           securities                    )

     (c)  Policy regarding substitution  )       Composition Of Trusts
           elimination of underlying or  )       Removal of Securities from the Trusts
           securities                    )
                                         )

     (d)  Fundamental policy not         )                    *
           otherwise covered             )

53.  Tax status of trust                 )       Tax Status
                                         )

    VIII.  Financial and Statistical Information

54.  Trust's securities during last ten  )                    *
      years                              )

55.                                      )

56.  Certain information regarding       )                    *
      periodic payment certificate       )

57.                                      )

58.                                      )

_______________________
*Inapplicable, omitted, answer negative or not required.

                   Preliminary Prospectus Dated August 7, 1998

                         Nuveen Unit Trusts - Series 18

     The attached Prospectus is hereby used as a preliminary Prospectus for the above-stated Series. Information with respect to the actual trust including pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available. Accordingly, the information contained herein should be considered as being included for informational purposes only.

     A REGISTRATION STATEMENT RELATING TO THE UNITS OF THIS SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. SUCH UNITS MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE UNITS IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED AUGUST 7, 1998

                                 [NUVEEN LOGO]

                               Defined Portfolios

Nuveen Unit Trusts, Series 18
Nuveen Energy Sector Portfolio, Series 1
Nuveen Financial Services Portfolio, Series 1
Nuveen Pharmaceuticals Sector Portfolio, Series 1
Nuveen Semiconductor Portfolio, Series 1
Nuveen Technology Portfolio, Series 1

  PROSPECTUS PART A DATED SEPTEMBER   , 1998

Overview

Nuveen Unit Trusts, Se-     Units of the Trust are
ries 18 includes the sep-   not deposits or obliga-
arate unit investment       tions of, or guaranteed
trusts described above      or endorsed by, any bank
(the "Trusts"). Each        and are not federally in-
Trust seeks the potential   sured or otherwise pro-
for capital appreciation    tected by the FDIC or any
by investing in the com-    other Federal agency and
mon stocks (the "Securi-    involve investment risk,
ties") of companies in      including the possible
the respective industry     loss of principal.
sector represented in
each Trust. The Trusts      THESE SECURITIES HAVE NOT
are scheduled to termi-     BEEN APPROVED OR DISAP-
nate in approximately       PROVED BY THE SECURITIES
five years.                 AND EXCHANGE COMMISSION
                            NOR HAS THE COMMISSION
This Part A Prospectus      PASSED UPON THE ACCURACY
may not be distributed      OR ADEQUACY OF THIS PRO-
unless accompanied by the   SPECTUS. ANY REPRESENTA-
Nuveen Sector Unit Trust    TION TO THE CONTRARY IS A
Pro- spectus--Part B        CRIMINAL OFFENSE.
which is dated
1998. Part B of this Pro-
spectus is attached.

 Contents
1  OVERVIEW                           14 DISTRIBUTIONS
2  TRUST SUMMARY AND FINANCIAL        14 Income and Capital Distributions
   HIGHLIGHTS                         14 INVESTING IN THE TRUST
2  Essential Information              14 Sales Charges
2  Expense Information                15 Dealer Concessions
4  NUVEEN ENERGY SECTOR PORTFOLIO,    15 General Information
   SERIES 1                           15 Optional Features
6  NUVEEN FINANCIAL SERVICES          15 Secondary Market for Units
   PORTFOLIO, SERIES 1                16 Termination
8  NUVEEN PHARMACEUTICALS SECTOR      16 The Sponsor
   PORTFOLIO, SERIES 1                17 NOTES TO PORTFOLIOS
10 NUVEEN SEMICONDUCTOR SECTOR        18 STATEMENTS OF CONDITION
   PORTFOLIO, SERIES 1                19 REPORT OF INDEPENDENT
12 NUVEEN TECHNOLOGY PORTFOLIO,          PUBLIC ACCOUNTANTS
   SERIES 1
14 RISK FACTORS

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                      --
       D05-05-98-P                     1

Nuveen Unit Trusts, Series 18

       TRUST SUMMARIES AND FINANCIAL HIGHLIGHTS as of September   , 1998

                             ESSENTIAL INFORMATION

GENERAL INFORMATION

Initial Date of Deposit.................................      September   , 1998
Mandatory Termination Date..............................
Record Dates............................................ June 15 and December 15
Distribution Dates...................................... June 30 and December 31
CUSIP Numbers:
Dividends in Cash.......................................
Dividends Reinvested....................................

--------------------------------------------------------------------------------

                                                       ESTIMATED
                                                         ANNUAL     ESTIMATED
                                  INITIAL  AGGREGATE     INCOME       ANNUAL
                                 NUMBER OF  VALUE OF  DISTRIBUTION  DIVIDENDS
                                 UNITS(1)  SECURITIES PER UNIT(2)  PER TRUST(2)
                                 --------- ---------- ------------ ------------
TRUST INFORMATION
Energy Sector Portfolio.........           $             $            $
Financial Services Sector Port-
 folio..........................           $             $            $
Pharmaceuticals Sector Portfo-
 lio............................           $             $            $
Semiconductor Sector Portfolio..           $             $            $
Technology Sector Portfolio.....           $             $            $

--------------------------------------------------------------------------------

                                    FINANCIAL
                           ENERGY   SERVICES  PHARMACEUTICALS SEMICONDUCTOR TECHNOLOGY
                           SECTOR    SECTOR       SECTOR         SECTOR       SECTOR
                          PORTFOLIO PORTFOLIO    PORTFOLIO      PORTFOLIO   PORTFOLIO
                          --------- --------- --------------- ------------- ----------
PUBLIC OFFERING PRICE(3)(5)
Aggregate value of Secu-
 rities per Unit........   $ 9.90    $ 9.90       $ 9.90         $ 9.90       $ 9.90
Plus Maximum Sales
 Charge of 4.50%
 (4.545% of the net
 amount invested)(4)....     0.45      0.45         0.45           0.45         0.45
Less deferred sales
 charge(4)..............     0.35      0.35         0.35           0.35         0.35
Public Offering Price
 per Unit...............   $10.00    $10.00       $10.00         $10.00       $10.00
Estimated Organizational
 and Offering Costs(5)..   $         $            $              $            $

                              EXPENSE INFORMATION

                                   FINANCIAL
                          ENERGY   SERVICES  PHARMACEUTICALS SEMICONDUCTOR TECHNOLOGY
                          SECTOR    SECTOR       SECTOR         SECTOR       SECTOR
                         PORTFOLIO PORTFOLIO    PORTFOLIO      PORTFOLIO   PORTFOLIO
                         --------- --------- --------------- ------------- ----------
SALES CHARGES (MAXIMUM TOTAL 4.50%)(6)
Initial Sales Charge....   1.00%     1.00%        1.00%          1.00%        1.00%
Deferred Sales Charge...   3.50%     3.50%        3.50%          3.50%        3.50%
Total Sales Charge......   4.50%     4.50%        4.50%          4.50%        4.50%
Maximum Sales Charge on
 Reinvested Dividends...   3.50%     3.50%        3.50%          3.50%        3.50%

--------------------------------------------------------------------------------

                                                 BOOKKEEPING                 ESTIMATED
                                     SPONSOR'S       AND                      ANNUAL
                          TRUSTEE'S SUPERVISORY ADMINISTRATIVE MISCELLANEOUS EXPENSES
                             FEE      FEE(7)        FEE(7)       EXPENSES    PER UNIT
                          --------- ----------- -------------- ------------- ---------
ESTIMATED ANNUAL OPERATING EXPENSES
PER UNIT
ENERGY GROWTH PORTFOLIO.    $0.00      $0.00        $0.00          $0.00       $0.00
Financial Services
 Growth Portfolio.......
Pharmaceuticals Growth
 Portfolio..............
Semiconductor Growth
 Portfolio..............
Technology Growth Port-
 folio..................    $0.00      $0.00        $0.00          $0.00       $0.00

--------------------------------------------------------------------------------

                                    FINANCIAL
                           ENERGY   SERVICES  PHARMACEUTICALS SEMICONDUCTOR TECHNOLOGY
                           SECTOR    SECTOR       SECTOR         SECTOR       SECTOR
                          PORTFOLIO PORTFOLIO    PORTFOLIO      PORTFOLIO   PORTFOLIO
                          --------- --------- --------------- ------------- ----------
Estimated Organizational
 and Offering Costs(5)..    $         $            $              $           $

--------------------------------------------------------------------------------
ESTIMATED COSTS OVER TIME
The following are the estimated cumulative costs on a $1,000 investment in each Trust, assuming (as mandated by the Securities and Exchange Commission) a 5% annual return, and reinvestment of all distributions:

                                                 ONE YEAR THREE YEARS FIVE YEARS
                                                 -------- ----------- ----------
Energy Sector Portfolio.........................  $         $           $
Financial Services Sector Portfolio.............  $         $           $
Pharmaceuticals Sector Portfolio................  $         $           $
Semiconductor Sector Portfolio..................  $         $           $
Technology Sector Portfolio.....................  $         $           $

The examples reflect both the estimated operating expenses and maximum sales charge on an increasing investment (had the net annual return been reinvested in a Trust). The examples should not be considered representations of future expenses or annual rates of return; the actual expenses and annual rates of re-turn may be more or less than those used in the examples.

                                      ---

--------------------------------------------------------------------------------
Notes to Essential Information and Expense Information:

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Thereupon, to the extent of any such ad-justment, the fractional undivided interest per Unit will increase or de-crease accordingly, from the amounts indicated above.

(2) Estimated Annual Income Distributions are based on the most recently de-clared dividends of the Securities. Estimated Annual Income Distributions per Unit are based on the number of Units, the fractional undivided inter-est in the Securities per Unit and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual amount of income distributed per Unit by a Trust will vary from the estimated amount due to a variety of factors including, changes in the items described in the preceding sentence, expenses and actual dividends declared and paid by the issuers of the Securities.

(3) Each Security listed on a national securities exchange or the NASDAQ Na-tional Market System is valued at the closing sale price, or if no such price exists or if the Security is not so listed, at the closing ask price thereof.

(4) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge represents an amount equal to the difference between the Maximum Total Sales Charge for a Trust of 4.50% of the Public Offering Price and the maximum remaining deferred sales charge (initially $0.35 per Unit). Unitholders will also be assessed a deferred sales charge of $0.07 per Unit, payable on the last business day of each
    month, over the period commencing         , 1998 through        , 1999.
    Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in a Trust. Deferred sales charge payments will be paid from funds in the Capi-tal Account, if sufficient, or from the periodic sale of Securities. Any applicable uncollected deferred sales charge amounts remaining when a Unitholder sells or redeems their Units will be deducted from the sales or redemption proceeds. See "Investing in the Trust-Sales Charges," below and "Public Offering Price" in Part B of this Prospectus for additional infor-mation. On the Initial Date of Deposit there will be no accumulated divi-dends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual Securities. No sales to investors will be executed at this price. Additional Securities may be deposited during the day of the Initial Date of Deposit. See "Public Offering Price" in Part B of this Prospectus.

(5) Unitholders will bear all or a portion of the costs incurred in organizing a Trust (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securi-ties and Exchange Commission and states, the initial audit of the Trust portfolio, the initial evaluation, legal fees, the initial fees and ex-penses of the Trustee, and any other non-material out-of-pocket expenses but not the expenses incurred in the printing of preliminary and final pro-spectuses, nor the expenses incurred in the preparation and printing of brochures and other advertising materials or any other selling expenses), as is common for mutual funds. Estimated organizational and offering costs are included in the Public Offering Price per Unit. Organizational and of-fering costs will be deducted from the assets of the Trust at the end of
    the initial offering period (approximately     months). See "Public Offer-
    ing Price" in Part B of this Prospectus and "Statement of Condition."

(6) The Maximum Initial Sales Charge (as a percentage of the Initial Public Of-fering Price) is the difference between the Maximum Total Sales Charge of 4.50% and the maximum remaining deferred sales charge (initially $0.35 per Unit) and would exceed 1% if the Public Offering Price exceeds $10.00 per Unit. The actual deferred sales charge is $0.07 per Unit per month, irre-spective of the purchase or redemption price, deducted on such dates set forth in "Investing in the Trust." Except as noted in "Investing in the Trust" or "Redemption" in Part B of this Prospectus, if a Unitholder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Public Offering Price exceeds $10.00 per Unit, the deferred portion of the sales charge will be less than 3.50%; if the Public Offering Price is less than $10.00 per Unit, the deferred portion of the sales charge will be greater than 3.50%.

(7) The Sponsor's Supervisory Fee compensates the Sponsor and/or its affiliates for maintaining surveillance over the portfolio. In providing such supervi-sory services, the Sponsor may purchase research from a variety of sources, which may include dealers of the Trust. The Bookkeeping and Administrative Fee reimburses the Sponsor for its costs of providing certain bookkeeping and administrative services for a Trust. Such services include but are not limited to, the preparation of comprehensive tax statements, providing ac-
    count information to Unitholders,           . See "Trust Operating Ex-
    penses" in Part B of this Prospectus.

                                       ---

Nuveen Energy Sector Portfolio, Series 1

The Nuveen Energy Sector Portfolio consists of common stocks of energy compa-nies that the Sponsor believes are well-positioned to take advantage of the world's increasing demand for energy. The Trust is diversified across many en-ergy sectors including integrated oil, oil field services, oil and gas explo-ration and production, oil and gas drilling and oil refining and marketing.

Investment Objective. The objective of the Trust is capital appreciation. The Trust will invest in a diversified portfolio of common stocks of energy compa-nies. Of course, there is no assurance that the Trust will achieve its objec-tive.

How the Trust Selects Investments. The Securities included in the Trust's portfolio were selected by Nuveen's research department with the assistance and expertise of the industry experts at Lehman Brothers Inc. As an initial step to select the portfolio, only companies included in the Dow Jones Global Industry Groups were eligible for inclusion in the Trust. The companies are then judged on several factors including cash flow, historical valuations rel-ative to the market and earnings growth. Among that group of securities,
Nuveen and Lehman Brothers have selected the     companies that they believe
have the best potential for capital appreciation over the life of the Trust.

The Energy Sector. Oil and natural gas are leading sources of energy, and a number of recent developments have combined to sustain demand and promote growth in these industries. Technology has dramatically lowered costs and im-proved efficiency in finding and developing oil and gas reserves. Recent in-creases aside, costs have steadily declined over the past several years. Out-side the United States, production costs have also declined, making projects more economically feasible and leading to increased drilling activity.

[ ] analysts believe that over the next 20 years, world oil demand has the po-tential to rise 1.8% annually, with most growth from Asia. Emerging nations are projected to account for more than 50% of world oil demand in 2015, com-pared with 43% in 1996. Also boosted by Asia and Eastern Europe, worldwide natural gas demand is expected to grow at an annual rate of 2.7% through 2015. Offshore drilling accessibility has improved, and so has its importance to the industry. Offshore drilling used to be five times as expensive as onshore drilling, but technology has reduced that gap. [ ] analysts forecast continued long-term growth for the major offshore drilling areas.

Securities Descriptions. [to come]

Investor Suitability. The Trust is a suitable investment for investors:

 . seeking a unit trust concentrated in the common stock of energy companies;
  and

 . seeking the opportunity to take advantage of the growth potential of energy companies.

The Trust is not a suitable investment if:

 . you are unwilling to assume the risks inherent in investing in a portfolio concentrated in the common stocks of energy companies.

-------------------------------------------------------------------------------

SECTOR DIVERSIFICATION

Integrated Oil............................................................     %
Oilfield services and equipment...........................................     %
Oil and gas production....................................................     %
Natural gas...............................................................     %

Concentration Risk. The Trust is considered to be concentrated in the securi-ties of energy companies. Such concentration may subject Unitholders to greater market risk than other investment vehicles that have more diversified portfolios. In particular, companies involved in the energy industry are sub-ject to changes in value and dividend yield which depend to a large extent on the price and supply of unpredictable energy fuels and consumer demand. In ad-dition, increasing sensitivity to environmental concerns will likely pose se-rious challenges to the industry over the coming decade. Energy conservation, taxes and the regulatory policies of various governments may also affect the industry. See "Risk Factors" herein and in Part B of this Prospectus for an additional discussion of potential risks.

                                      ---

--------------------------------------------------------------------------------

                         NUVEEN UNIT TRUSTS, SERIES 18
                    Nuveen Energy Sector Portfolio, Series 1
   Schedule of Investments at the Initial Date of Deposit, September   , 1998

                                          PERCENTAGE OF  MARKET
                                            AGGREGATE    VALUE      COST OF    CURRENT
NUMBER OF  NUMBER OF ISSUER OF SECURITIES   OFFERING      PER    SECURITIES TO DIVIDEND
 SHARES           (TICKER SYMBOL)             PRICE      SHARE       TRUST      YIELD
---------------------------------------------------------------------------------------
   000                                        0.00%     $00.0000   $00,0000     0.00%
   ---                                        -----                --------
   000                                        0.00%                $00,0000
   ===                                        =====                ========

---------
See "Notes to Portfolio."

                                      ---

Nuveen Financial Services Portfolio, Series 1

The Nuveen Financial Services Portfolio consists of common stocks issued pri-marily by financial services companies. The Trust is diversified across many financial institutions including banks, thrifts, insurance companies and spe-cialty finance companies.

Investment Objective. The objective of the Trust is capital appreciation. The Trust will invest in a diversified portfolio of common stocks of financial services companies. Of course, there is no assurance that the Trust will achieve its objective.

How the Trust Selects Investments. The Securities included in the Trust's portfolio were selected by Nuveen's research department with the assistance and expertise of the industry experts at Lehman Brothers Inc. As an initial step to select the portfolio, only companies included in the Dow Jones Global Industry Groups were eligible for inclusion in the Trust. The companies are then judged on several factors including cash flow, historical valuations rel-ative to the market and earnings growth. Among that group of securities,
Nuveen and Lehman Brothers have selected the       companies that they believe
have the best potential for capital appreciation over the life of the Trust.

The Financial Services Sector. Financial institutions continue to establish themselves as comprehensive service providers. A number of developments have combined to fuel growth in this sector. Globalization has been spurred by bro-kers seeking new business and issuers wishing to obtain funds at attractive rates. Advances in communication technology have facilitated transactions worldwide. In addition, investors are searching for greater returns, thought to be found in foreign markets, and want to reduce overall risk with globally diversified portfolios. Baby boomers are entering their peak saving and in-vesting years. Because this group has historically undersaved, a prolonged pe-riod of large-scale investing could occur as this group advances in age. Ana-lysts believe that recent strong inflows into equity mutual funds are one sig-nal that these individuals are taking responsibility for their retirement.

Securities Descriptions. [to come]

Investor Suitability. The Trust is a suitable investment for investors:

 . seeking a unit trust concentrated in the common stock of financial services companies; and

 . seeking the opportunity to take advantage of the growth potential of finan-cial services companies.

The Trust is not a suitable investment if:

 . you are unwilling to assume the risks inherent in investing in a portfolio concentrated in the common stocks of financial services companies.

-------------------------------------------------------------------------------

SECTOR DIVERSIFICATION

Banks and thrifts.........................................................     %
Insurance companies.......................................................     %
Specialty finance companies...............................................     %

Concentration Risk. The Trust is considered to be concentrated in the securi-ties of financial services companies. Such concentration may subject Unitholders to greater market risk than other investment vehicles that have more diversified portfolios. In particular, companies involved in the finan-cial services industry are subject to the adverse effects of economic reces-sion, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, increased regulation and competition. In addition, such companies are subject to extensive regulation which can negatively impact earnings and the ability of a company to pay divi-dends. See "Risk Factors" herein and in Part B of this Prospectus for an addi-tional discussion of potential risks.

                                      ---

--------------------------------------------------------------------------------

                         NUVEEN UNIT TRUSTS, SERIES 18
                 Nuveen Financial Services Portfolio, Series 1
   Schedule of Investments at the Initial Date of Deposit, September   , 1998

                                        PERCENTAGE OF  MARKET
                                          AGGREGATE    VALUE      COST OF    CURRENT
NUMBER OF  NAME OF ISSUER OF SECURITIES   OFFERING      PER    SECURITIES TO DIVIDEND
 SHARES          (TICKER SYMBOL)            PRICE      SHARE       TRUST      YIELD
-------------------------------------------------------------------------------------
   000                                      0.00%     $00.0000   $00,0000     0.00%
   ---                                      -----                --------
   000                                      0.00%                $00,0000
   ===                                      =====                ========

---------
See "Notes to Portfolio."

                                      ---

Nuveen Pharmaceuticals Sector Portfolio, Series 1

The Nuveen Pharmaceuticals Sector Portfolio consists of common stocks of phar-maceutical companies. The Trust is diversified across many industries includ-ing biotechnology, genetics, proprietary medicines and medical supplies.

Investment Objective. The objective of the Trust is capital appreciation. The Trust will invest in a diversified portfolio of common stocks of pharmaceuti-cal companies. Of course, there is no assurance that the Trust will achieve its objective.

How the Trust Selects Investments. The Securities included in the Trust's portfolio were selected by Nuveen's research department with the assistance and expertise of the industry experts at Lehman Brothers Inc. As an initial step to select the portfolio, only companies included in the Dow Jones Global Industry Groups were eligible for inclusion in the Trust. The companies are then judged on several factors including cash flow, historical valuations rel-ative to the market and earnings growth. Among that group of securities,
Nuveen and Lehman Brothers have selected the        companies that they be-
lieve have the best potential for capital appreciation over the life of the Trust.

The Pharmaceuticals Sector. Today's health care environment is ever changing-- from managed care to major medical breakthroughs. A number of developments
have combined to fuel growth in this sector. According to      , globally, the
over-65 population is predicted to rise from 380 million in 1997 to more than 690 million by the year 2025. This aging population pressures the industry to continue developing new drugs to improve and prolong life. The rapid growth of managed care should continue to transform the shape of the marketplace. Third-party managed care sources accounted for 58.5% of total pharmaceutical retail sales in 1996. Managed care's share of the retail pharmaceutical market, which was less than 30% at the start of the decade, is expected to reach 90% by the year 2000. Amongst other things, new legislation has expedited the new drug review process and allowed promotion of drugs for unapproved uses under cer-tain circumstances. In addition, the FDA has relaxed rules on direct-to-con-sumer advertising of prescription drugs, which has become a key driver in the industry's future growth.

Securities Descriptions. [to come]

Investor Suitability. The Trust is a suitable investment for investors:

 . seeking a unit trust concentrated in the common stock of pharmaceutical com-panies; and

 . seeking the opportunity to take advantage of the growth potential of pharma-ceutical companies.

The Trust is not a suitable investment if:

 . you are unwilling to assume the risks inherent in investing in a portfolio concentrated in the common stocks of pharmaceutical companies.

-------------------------------------------------------------------------------

SECTOR DIVERSIFICATION

Biotechnology.............................................................     %
Genetics..................................................................     %
Proprietary medicine......................................................     %
Medical supplies..........................................................     %

Concentration Risk. The Trust is considered to be concentrated in the securi-ties of pharmaceutical companies. Such concentration may subject Unitholders to greater market risk than other investment vehicles that have more diversi-fied portfolios. In particular, companies involved in the pharmaceuticals in-dustry are subject to governmental regulation of their products and services, a factor which can have a significant unfavorable effect on the price and availability of such products or services. In addition, such companies face the risk of increasing competition from generic drug sales, the termination of their patent protection for drug products, and the risk that technological ad-vances will render their products or services obsolete. See "Risk Factors" herein and in Part B of this Prospectus for an additional discussion of poten-tial risks.

                                      ---

--------------------------------------------------------------------------------

                         NUVEEN UNIT TRUSTS, SERIES 18
               Nuveen Pharmaceuticals Sector Portfolio, Series 1
   Schedule of Investments at the Initial Date of Deposit, September   , 1998

                                        PERCENTAGE OF  MARKET
                                          AGGREGATE    VALUE      COST OF    CURRENT
NUMBER OF  NAME OF ISSUER OF SECURITIES   OFFERING      PER    SECURITIES TO DIVIDEND
 SHARES          (TICKER SYMBOL)            PRICE      SHARE       TRUST      YIELD
-------------------------------------------------------------------------------------
   000                                      0.00%     $00.0000   $00,0000     0.00%
   ---                                      -----                --------
   000                                      0.00%                $00,0000
   ===                                      =====                ========

---------
See "Notes to Portfolio."

                                      ---

Nuveen Semiconductor Sector Portfolio, Series 1

The Nuveen Semiconductor Portfolio consists of common stocks of semiconductor companies that the Sponsor believes are well-positioned to take advantage of the world's increasing demand for electronic equipment. The Trust is diversi-fied across many semiconductor industries including design, distribution, man-ufacturing and sales of electronic equipment.

Investment Objective. The objective of the Trust is capital appreciation. The Trust will invest in a diversified portfolio of common stocks of semiconductor companies. Of course, there is no assurance that the Trust will achieve its objective.

How the Trust Selects Investments. The Securities included in the Trust's portfolio were selected by Nuveen's research department with the assistance and expertise of the industry experts at Lehman Brothers Inc. As an initial step to select the portfolio, only companies included in the Dow Jones Global Industry Groups were eligible for inclusion in the Trust. The companies are then judged on several factors including cash flow, historical valuations rel-ative to the market and earnings growth. Among that group of securities,
Nuveen and Lehman Brothers have selected the        companies that they be-
lieve have the best potential for capital appreciation over the life of the Trust.

The Semiconductor Sector. Semiconductors currently account for approximately 20% of the material cost of electronic products, up from 10% in 1985. Despite a cloudy near-term outlook, analysts predict this cyclical industry will con-tinue its long-term expansion. A number of elements have the potential to fuel growth in this sector. At 50% of revenues, computing end markets remain the most important driver of semiconductor sales. However, the growth of the com-munications segment--networking infrastructure, the Internet and wireless com-munications--indicates continued strong demand for semiconductor devices.

Unit sales of sub-$1,000 systems have grown from 7% of the retail market in 1996 to 25% in 1997. While this low-end competition challenges manufacturers to keep products profitable, it will expand end markets to include more of the estimated 60% of consumers who do not own PCs. The analog segment of the semi-conductor market has not been affected by recent industry plagues. Their prod-uct life cycles tend to be longer than that of other digital products, and the business is much less capital-intensive. As a result, they have experienced much more consistent operating results than other areas of the semiconductor market.

Securities Descriptions. [to come]

Investor Suitability. The Trust is a suitable investment for investors:

 . seeking a unit trust concentrated in the common stock of semiconductor com-panies; and

 . seeking the opportunity to take advantage of the growth potential of semi-conductor companies.

The Trust is not a suitable investment if:

 . you are unwilling to assume the risks inherent in investing in a portfolio concentrated in the common stocks of semiconductor companies.

-------------------------------------------------------------------------------

SECTOR DIVERSIFICATION

Design....................................................................     %
Distribution..............................................................     %
Manufacturing.............................................................     %
Sales.....................................................................     %

Concentration Risk. The Trust is considered to be concentrated in the securi-ties of semiconductor companies. Such concentration may subject Unitholders to greater market risk than other investment vehicles that have more diversified portfolios. In particular, companies involved in the semiconductor industry must contend with rapidly changing technology, competition, rapid production obsolescence, cyclical market patterns, evolving industry standards and fre-quent new product introductions. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have an adverse effect on an issuer's operating results. In addition, operation results and customer relationships could be adversely affected by an increase in price for, or an interruption or reduction in supply of, any key components and the failure of the issuer to comply with rigorous industry standards. See "Risk Factors" herein and in Part B of this Prospectus for an additional discussion of potential risks.

                                      ---

--------------------------------------------------------------------------------

                         NUVEEN UNIT TRUSTS, SERIES 18
                    Nuveen Semiconductor Portfolio, Series 1
   Schedule of Investments at the Initial Date of Deposit, September   , 1998

                                        PERCENTAGE OF  MARKET
                                          AGGREGATE    VALUE      COST OF    CURRENT
NUMBER OF  NAME OF ISSUER OF SECURITIES   OFFERING      PER    SECURITIES TO DIVIDEND
 SHARES          (TICKER SYMBOL)            PRICE      SHARE       TRUST      YIELD
-------------------------------------------------------------------------------------
   000                                      0.00%     $00.0000   $00,0000     0.00%
   ---                                      -----                --------
   000                                      0.00%                $00,0000
   ===                                      =====                ========

---------
See "Notes to Portfolio."

                                      ---

Nuveen Technology Portfolio, Series 1

The Nuveen Technology Portfolio consists of common stocks of technology compa-nies. The Trust is diversified across many technology sectors including com-puters, computer networking, software and semiconductors.

Investment Objective. The objective of the Trust is capital appreciation. The Trust will invest in a diversified portfolio of common stocks of technology companies. Of course, there is no assurance that the Trust will achieve its objective.

How the Trust Selects Investments. The Securities included in the Trust's portfolio were selected by Nuveen's research department with the assistance and expertise of the sector experts at Lehman Brothers Inc. As an initial step to select the portfolio, only companies included in the Dow Jones Global In-dustry Groups were eligible for inclusion in the Trust. The companies are then judged on several factors including cash flow, historical valuations relative to the market and earnings growth. Among that group of securities, Nuveen and
Lehman Brothers have selected the        companies that they believe have the
best potential for capital appreciation over the life of the Trust.

The Technology Sector. The technological revolution continues to surge forward at speeds once incomprehensible. A number of developments have combined to fuel growth in this sector. The evolution of the Internet has generated tre-mendous growth opportunity as more and more home users seek access. Internet-driven spending generated an estimated $19 billion in revenue worldwide in 1996. This spending is expected to grow at a 50% compound annual growth rate through 2000. The emergence of sub-$1,000 PCs has made home computers avail-able to a wider market. And, software developers are creating and enhancing programs to take advantage of the increased power of these small computers. Thus small computers can now offer functionality and capabilities once avail-able only to larger, more expensive hardware.

PC demand typically increases as users migrate to faster systems and new oper-ating systems--known as the upgrade cycle. This was evident with the demand surge surrounding the introduction of the robust Microsoft Windows 95. This trend is expected to continue with Intel's Pentium II and Microsoft's Windows 98 and Windows NA 5.0, expected in 1998-1999.

Securities Descriptions. [to come]

Investor Suitability. The Trust is a suitable investment for investors:

 . seeking a unit trust concentrated in the common stock of technology compa-nies; and

 . seeking the opportunity to take advantage of the growth potential of tech-nology companies.

The Trust is not a suitable investment if:

 . you are unwilling to assume the risks inherent in investing in a portfolio concentrated in the common stocks of technology companies.

-------------------------------------------------------------------------------

SECTOR DIVERSIFICATION

Computers.................................................................     %
Computer networking.......................................................     %
Software..................................................................     %
Semiconductors............................................................     %

Concentration Risk. The Trust is considered to be concentrated in the securi-ties of technology companies. Such concentration may subject Unitholders to greater market risk than other investment vehicles that have more diversified portfolios. In particular, companies involved in the technology industry must contend with rapidly changing technology competition, rapid production obso-lescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in one or more of the technol-ogies affecting an issuer's products or in the market for products based on a particular technology could have an adverse effect on an issuer's operating results. In addition, operating results and customer relationships could be adversely affected by an increase in price for, or an interruption or reduc-tion in supply of, any key components and the failure of the issuer to comply with rigorous industry standards. See "Risk Factors" herein and in Part B of this Prospectus for an additional discussion of potential risks.

                                      ---

--------------------------------------------------------------------------------

                         NUVEEN UNIT TRUSTS, SERIES 18
                     Nuveen Technology Portfolio, Series 1
   Schedule of Investments at the Initial Date of Deposit, September   , 1998

                                        PERCENTAGE OF  MARKET
                                          AGGREGATE    VALUE      COST OF    CURRENT
NUMBER OF  NAME OF ISSUER OF SECURITIES   OFFERING      PER    SECURITIES TO DIVIDEND
 SHARES          (TICKER SYMBOL)            PRICE      SHARE       TRUST      YIELD
-------------------------------------------------------------------------------------
   000                                      0.00%     $00.0000   $00,0000     0.00%
   ---                                      -----                --------
   000                                      0.00%                $00,0000
   ===                                      =====                ========

---------
See "Notes to Portfolio."

                                      ---

Risk Factors

Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in a Trust. Because of these and other risks, a Trust should only represent a portion of your overall portfolio and you should consider an investment in a Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that a Trust will achieve its investment objective.

Market risk: the risk that the market value of a stock or a Trust may change rapidly and unpredictably, causing the stock or a Trust to be worth less than its original price. Volatility in the market price of the Securities in a Trust changes the value of the Units of a Trust. Market value may be affected by a variety of factors, including, among others, general stock market move-ments, changes in the perceptions about the issuers, changes in interest rates or inflation, or changes in the financial condition of the issuers of the Se-curities. The equity markets tend to have periods of generally rising prices and periods of generally falling prices and are currently at historically high levels. Because the Trusts are not managed, Securities in each Trust will gen-erally not be sold in response to market fluctuations, although Securities may be sold in certain limited circumstances. Accordingly, an investor in a Trust may be exposed to more market risk than an investor in certain managed invest-ment vehicles. In addition, the concentration of each Trust in a particular industry sector may subject Unitholders to greater market risk than other in-vestment vehicles that have more diversified portfolios.

Inflation risk: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As in-flation increases, the value of a Trust's assets can decline as can the value of a Trust's distributions.

Note that each Trust is considered to be concentrated in the securities of their respective sectors and accordingly are exposed to additional risks. See "Risk Factors" in Part B of this Prospectus for an additional discussion of potential risks.

Distributions

INCOME AND CAPITAL DISTRIBUTIONS

Cash dividends received by a Trust will be paid each June 30 and December 31 ("Income Distribution Dates"), beginning December 31, 1998, to Unitholders of record each June 15 and December 15 ("Income Record Dates"), respectively. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, if applicable, and in certain circumstanc-es, earlier. Any distribution of income and/or capital will be net of expenses of a Trust. Additionally, upon termination of a Trust, the Trustee will dis-tribute, upon surrender of Units, to each remaining Unitholder his pro rata share of a Trust's assets, less expenses, in the manner set forth under "Dis-tributions To Unitholders" in Part B of this Prospectus. Any Unitholder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution, automatically reinvested in additional Units of the Trust subject only to applicable remaining deferred sales charge payments. See "Distributions to Unitholders" in Part B of this Prospectus.

Investing in the Trusts

SALES CHARGES

The maximum sales charge of 4.50% of the public offering price consists of an initial sales charge equal to the difference between the maximum sales charge of 4.50% and the maximum remaining deferred sales charge, initially $0.35 per Unit, and any remaining deferred sales charge. Unitholders will be assessed a deferred sales charge of $0.35 per Unit, in installments of $0.07 per Unit payable on the last business day of each month, over the period commencing
    , 1998 through     , 1999.

                                      ---

Unitholders that purchase more than 5,000 Units are entitled to reduced sales charges. In addition, certain classes of investors are entitled to purchase Units at reduced sales charges. See "Public Offering Price" in Part B of this Prospectus. Sales charges for larger single transactions (including deferred sales charges) are as follows:

-------------------------------------------------------------------------------

SALES CHARGES

                                                              Total   Percent***
                                           Initial  Deferred Maximum    of Net
                                            Sales    Sales    Sales     Amount
Number of Units*                           Charge**  Charge  Charge++  Invested
----------------                           -------- -------- -------- ----------
Less than 5,000...........................  1.00%    $0.35     4.50%    4.545%
5,000 to 9,999............................  0.75%    $0.35     4.25%    4.293%
10,000 to 24,999..........................  0.50%    $0.35     4.00%    4.040%
25,000 to 49,999..........................  0.25%    $0.35     3.75%    3.788%
50,000 to 99,999..........................  0.00%    $0.35     3.50%    3.535%
100,000 or more...........................  0.00%    $0.35     2.75%+   2.778%
Wrap Accounts.............................  0.00%    $0.35     2.40%+   2.424%
Rollover (per Unit).......................  0.00%    $0.35    $0.35     3.535%

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser.

**Based upon a $10.00 Public Offering Price. This will fluctuate based upon the Public Offering Price of the Units at the time of purchase and the date of purchase.

***Percent of Net Amount Invested is based on the price as of the Initial Date of Deposit. To the extent Units are priced differently, the Percent of Net Amount Invested will be affected.

+All Units of the Trusts will be subject to the applicable deferred sales charge per Unit regardless of sales charge discounts. Investors who, as a re-sult of sales charge discounts, are eligible to purchase Units subject to a maximum total sales charge less than the applicable maximum deferred sales charge will be credited the difference between these amounts at the time of purchase.

++Offering Price per Unit is rounded to the nearest cent and accordingly the actual sales charge paid by an investor may be slightly greater or less than the amounts reflected.

DEALER CONCESSIONS

The Sponsor plans to allow a discount to dealer firms in connection with the distribution of Units. The discounts, based on number of Units sold, are pro-vided below.

-------------------------------------------------------------------------------

DEALER CONCESSIONS

                                                                      % DISCOUNT
NUMBER OF UNITS*                                                       PER UNIT
----------------                                                      ----------
Less than 5,000......................................................    3.20%
5,000 to 9,999.......................................................    3.00
10,000 to 24,999.....................................................    2.75
25,000 to 49,999.....................................................    2.50
50,000 to 99,999.....................................................    2.25
100,000 or more......................................................    1.60
Rollover.............................................................    2.20
Wrap Accounts........................................................    0.00

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser and may result in a reduction in the discount per Unit.


General Information

OPTIONAL FEATURES

REDEMPTIONS

Units may be redeemed on any business day at their current market value. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the remaining deferred sales charge at the time of redemption. During the initial offering period, the Re-demption Price per Unit includes estimated organizational and offering costs per Unit. After the initial offering period, the Redemption Price will not in-clude such estimated organizational and offering costs.

LETTER OF INTENT (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). The minimum LOI investment is $50,000. See "Public Offering Price" in Part B of this Prospectus.

REINVESTMENT

Distributions from a Trust can be reinvested with no sales charge into Nuveen mutual or money market funds. Also, income and certain capital distributions from a Trust can be reinvested at a reduced sales charge into additional Units of the Trust. See "Distributions to Unitholders" and "Accumulation Plan" in Part B of this Prospectus. In addition, Unit trust purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more informa-tion about Nuveen investment products, obtain a prospectus from your financial adviser.

SECONDARY MARKET FOR UNITS

Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on the aggregate value of the Securities, plus or minus cash, if any, in the Capital and Income Accounts of a Trust plus a sales charge as set forth above in "Investing in the Trusts--Sales Charges." During the initial offering period, the price at which the

                                      ---

Sponsor expects to repurchase Units (the "Sponsor's Repurchase Price") includes estimated organizational and offering costs per Unit. After the initial offer-ing period, the Sponsor's Repurchase Price will not include such estimated or-ganizational and offering costs. If a secondary market is not maintained, a Unitholder may still redeem his Units through the Trustee. See "Redemption" in Part B of this Prospectus. Any applicable deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time.

TERMINATION

Commencing on the Mandatory Termination Date, the Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written no-tice of the termination to Unitholders which will specify when certificates may be surrendered. Unitholders not electing the "Rollover Option" or a distribu-tion of shares will receive a cash distribution within a reasonable time after a Trust's termination. See "Distributions to Unitholders" and "Other Informa-tion--Termination of Indenture" in Part B of this Prospectus.

THE SPONSOR

Since our founding in 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of mature investors. Nuveen, a leader in tax-effi-cient investing, believes that a carefully selected portfolio can play an im-portant role in building and sustaining the wealth of a lifetime. More than 1.3 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

The prospectus describes in detail the investment objectives, policies and risks of a Trust. We invite you to discuss the contents with your financial adviser, or you may call us at 800-257-8787 for additional information.

                                      ---

-------------------------------------------------------------------------------

NOTES TO PORTFOLIOS

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase the Securi-
    ties were entered into by the Sponsor on       , 1998.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the last sale prices of the listed Securities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been de-termined by the Trustee. For each Trust, the aggregate underlying value of the Securities on the Initial Date of Deposit, the Cost of the Securities to the Sponsor, and the Sponsor's gain or (loss) relating to the Securi-ties sold to each Trust are as follows:

                                           VALUE OF   COST TO    GAIN
                                          SECURITIES  SPONSOR   (LOSS)
                                          ---------- --------- ---------
     Energy Sector Portfolio
     Financial Services Sector Portfolio
     Pharmaceuticals Sector Portfolio
     Technology Sector Portfolio
     Semiconductor Sector Portfolio

(3) Current Dividend Yield for each Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Security and dividing the result by that Security's closing sale price on the busi-ness day prior to the Initial Date of Deposit.

                                      ---

-------------------------------------------------------------------------------

                         Nuveen Unit Trusts, Series 18
  Statements of Condition at the Initial Date of Deposit, September   , 1998

                                    FINANCIAL
                           ENERGY   SERVICES  PHARMACEUTICALS SEMICONDUCTOR TECHNOLOGY
                           SECTOR    SECTOR       SECTOR         SECTOR       SECTOR
                          PORTFOLIO PORTFOLIO    PORTFOLIO      PORTFOLIO   PORTFOLIO
                          --------- --------- --------------- ------------- ----------
TRUST PROPERTY
Investment in Equity Se-
 curities represented by
 purchase con-
 tracts(1)(2)...........  $         $            $              $            $
                          ========  ========     ========       ========     ========
LIABILITIES AND INTEREST
 OF UNITHOLDERS
LIABILITIES:
  Deferred sales
   charge(3)............  $         $            $              $            $
  Estimated organiza-
   tional and offering
   costs(4).............
                          --------  --------     --------       --------     --------
     Total..............  $         $            $              $            $
                          ========  ========     ========       ========     ========
INTEREST OF UNITHOLDERS:
  Unit of fractional un-
   divided interest out-
   standing.............
  Cost to investors(5)..  $         $            $              $            $
   Less: Gross under-
    writing commis-
    sion(6).............
   Less: Estimated orga-
    nizational and of-
    fering costs(4).....  $         $            $              $            $
                          --------  --------     --------       --------     --------
  Net amount applicable
   to investors.........  $         $            $              $            $
                          ========  ========     ========       ========     ========
     Total..............  $         $            $              $            $
                          ========  ========     ========       ========     ========

---------

(1) Aggregate cost of Securities listed under "SCHEDULE OF INVESTMENTS" is based on their aggregate underlying value.

(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the pur-chase of the Securities pursuant to contracts for the purchase of such Se-curities.

(3) Represents the amount of mandatory distributions from a Trust ($0.35 per
    Unit), payable to the Sponsor in five equal monthly installments of $0.07
    per Unit beginning on        , 1998, and on the last business day of each
    month thereafter through         , 1999.

(4) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establish-ing a Trust. These costs have been estimated at $ per Unit, based upon the expected number of Units of a Trust to be created. A distribution will be made at the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. Securities may be sold to meet this obligation. To the extent the number of Units issued is larger or smaller than the estimate, the actual distribution per Unit at the end of the initial offering period may differ from that set forth herein.

(5) Aggregate Public Offering Price computed as set forth under "PUBLIC OFFER-ING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.50% of the Public Offering Price on the initial date of deposit includes both an up-front and a deferred sales charge and has been calculated on the assumption that the Units sold are not subject to a reduction of sales charges for quantity purchases. In single transactions involving 5,000 Units or more, the sales charge is re-duced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


                                      ---

Report of Independent Public Accountants

To the Board of Directors of John Nuveen & Co. Incorporated and Unitholders of Nuveen Unit Trusts, Series 18:

We have audited the accompanying statements of condition, the schedules of in-vestments at date of deposit (included in Part A of this Prospectus) and the
related portfolios of Nuveen Unit Trusts, Series 18 as of September   , 1998.
These financial statements are the responsibility of the Sponsor. Our respon-sibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. Our proce-dures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (2) to the statement of con-dition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of condition and the schedules of investments at date of deposit referred to above present fairly, in all material respects,
the financial position of Nuveen Unit Trusts, Series 18, as of September   ,
1998, in conformity with generally accepted accounting principles.

                                                ARTHUR ANDERSEN LLP

Chicago, Illinois
September   , 1998.

                                      ---

                              NUVEEN UNIT TRUSTS
                    NUVEEN SECTOR UNIT TRUST PROSPECTUS --
                                    PART B
                                (GENERAL TERMS)

                                      , 1998

  This Part B of the Prospectus may not be distributed unless accompanied by Part A. Both Parts of this Prospectus should be retained for future reference.

  Further detail regarding certain of the information provided in the Prospectus may be obtained within five business days of written or telephonic request to the Trustee at 4 New York Plaza, New York, NY 10004-2413 or (800) 257-8787.

  Currently offered at Public Offering Price plus accumulated dividends accrued to the date of settlement. Minimum purchase--either $1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for Education IRA purchases), whichever is less.

  THIS NUVEEN UNIT TRUST SERIES consists of the underlying separate unit investment trusts set forth in the respective Part A to this Prospectus. Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of a portfolio of common stocks of companies described in the applicable Part A of the Prospectus (see "Schedule of Investments" in Part A of the Prospectus). Except in specific instances as noted in Part A of the Prospectus, the information contained in this Part B shall apply to each Trust in its entirety. For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Securities and its limited right to substitute other securities to replace any failed contract, see "COMPOSITION OF TRUSTS."

  DIVIDEND AND CAPITAL DISTRIBUTIONS. Cash dividends received by the Trust will be paid on those dates set forth under "Distributions" in Part A of the Prospectus. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, if applicable, and in certain circumstances, earlier.

  THE PUBLIC OFFERING PRICE per Unit of each Trust during the initial offering period is generally equal to a pro rata share of the aggregate underlying value of the Securities in such Trust's portfolio (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge as set forth in Part A of the Prospectus and is rounded to the nearest cent. In addition, a portion of the Public Offering Price during the initial offering period also consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The organizational and offering costs will be deducted from the assets of the Trust as of the close of the initial offering period. See "Trust Summary and Financial Highlights" in Part A of the Prospectus. The Secondary Market Public Offering Price per Unit for each Trust will generally be equal to a pro rata share of the aggregate underlying value of the Securities in such Trust (generally determined by the closing sale prices of the listed Securities and the bid prices of over-the-counter traded Securities) plus the sales charges as set forth in Part A of the Prospectus. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The sales charge is reduced on a graduated scale for sales involving at least the number of Units set forth in Part A of this Prospectus.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  A UNITHOLDER MAY REDEEM UNITS at the office of the Trustee at prices based upon the aggregate underlying value of the Securities (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the initial offering period, the Redemption Price per Unit includes estimated organizational and offering costs per Unit. After the initial offering period, the Redemption Price will not include such estimated organizational and offering costs. See "Trust Summary and Financial Highlights" in Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by Unitholders, depending upon the value of the Securities on the date of tender for redemption. (See "REDEMPTION.") The Sponsor, although not required to do so, may make a secondary market for the Units of the Trusts at prices based upon the aggregate underlying value of the Securities in the respective Trusts (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). Units subject to a deferred sales charge which are tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the applicable remaining deferred sales charge at the time of redemption. (See "MARKET FOR UNITS.")

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
NUVEEN UNIT TRUSTS.........................................................   4
COMPOSITION OF TRUSTS......................................................   5
RISK FACTORS...............................................................   5
PUBLIC OFFERING PRICE......................................................  12
MARKET FOR UNITS...........................................................  15
EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT....................  16
TAX STATUS.................................................................  16
RETIREMENT PLANS...........................................................  20
TRUST OPERATING EXPENSES...................................................  20
DISTRIBUTIONS TO UNITHOLDERS...............................................  21
ACCUMULATION PLAN..........................................................  22
REPORTS TO UNITHOLDERS.....................................................  23
UNIT VALUE AND EVALUATION..................................................  23
DISTRIBUTIONS OF UNITS TO THE PUBLIC.......................................  24
OWNERSHIP AND TRANSFER OF UNITS............................................  25
REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES......................  25
REDEMPTION.................................................................  26
SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST..............  27
PURCHASE OF UNITS BY THE SPONSOR...........................................  29
REMOVAL OF SECURITIES FROM THE TRUSTS......................................  29
INFORMATION ABOUT THE TRUSTEE..............................................  30
LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE..........................  30
SUCCESSOR TRUSTEES AND SPONSORS............................................  30
INFORMATION ABOUT THE SPONSOR..............................................  31
OTHER INFORMATION..........................................................  31
LEGAL OPINION..............................................................  32
AUDITORS...................................................................  32
SUPPLEMENTAL INFORMATION...................................................  32

NUVEEN UNIT TRUSTS

  This Nuveen Unit Trust is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding each Trust is set forth in Part A of this Prospectus. The various Nuveen Unit Trusts are collectively referred to herein as the "Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Initial Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank (the "Trustee").

  The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of common stocks of the companies described in the applicable Part A of the Prospectus, together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount required for their purchase (or the securities themselves) (the "Securities"). See "Schedule of Investments" in Part A of the Prospectus, for a description of the Securities deposited in the applicable Trust. See also, "Trust Strategies" and "Risk Factors" in Part A of the Prospectus.

  The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the Securities deposited in such Trust in the ratio set forth in "Essential Information" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

  Additional Units of a Trust may be issued from time to time following the Initial Date of Deposit by depositing in such Trust additional Securities (or contracts therefore backed by an irrevocable letter of credit or cash) or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust. As additional Units are issued by a Trust as a result of the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities in a Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities, or cash with instructions to purchase additional Securities, into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, within reasonable parameters, the same original proportionate relationship among the Securities in such Trust established on the Initial Date of Deposit. Thus, although additional Units will be issued, each Unit will continue to represent the same proportionate amount of each Security. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities or cash being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will decrease or increase accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Securities as close to the evaluation time or as close to the evaluation price as possible. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until termination of the Trust Agreement.

  The Sponsor may realize a profit (or sustain a loss) as of the opening of business on the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities and the cost of such Securities to the Trust, which is based on the evaluation of the Securities as of the opening of business on the Initial Date of Deposit. (See "Schedule of Investments" in Part A of the Prospectus.) The Sponsor may also be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate value of the underlying Securities of the Trust) on the subsequent date(s) of deposit and the cost of such Securities to Nuveen, if applicable.

COMPOSITION OF TRUSTS

  Each Trust initially consists of delivery statements relating to contracts to purchase Securities (or of such Securities) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Securities as may continue to be held from time to time (including certain securities deposited in the Trust to create additional Units or in substitution for Securities not delivered to a Trust.)

  Limited Replacement of Certain Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those Securities purchased on a when, as and if issued basis ("Failed Securities"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Securities ("Replacement Securities") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust may not exceed the amount of funds reserved for the purchase of the Failed Securities.

  If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Securities to all Unitholders of the Trust and the Trustee will distribute the principal attributable to such Failed Securities not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities with equivalent growth potential at a comparable price.

  The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees.

  Sale of Securities. Certain of the Securities may from time to time under certain circumstances be sold. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

  Litigation. Except as provided in Part A of the Prospectus, to the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Initial Date of Deposit, litigation may be initiated with respect to Securities in any Trust. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.

RISK FACTORS

  An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general conditions of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust(s) have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in a Trust may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

  Holders of common stock incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

  Unitholders will be unable to dispose of any of the Securities in a Trust and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

  The value of the Securities will fluctuate over the life of a Trust and may be more or less than the value at the time they were deposited in such Trust. The Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these Securities, including the impact of the Sponsor's purchase and sale of Securities (especially during the primary offering period of Units of a Trust and during the Special Redemption and Liquidation Period) and other factors.

  Whether or not the Securities are listed on a securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent. There can be no assurance that a Trust or successive trusts that employ the same or a similar investment strategy will achieve their investment objectives.

  The following Trusts consist of portfolios that are concentrated in particular industry sectors. Accordingly, these Trusts are exposed to the additional risks described below.

  Energy Sector Portfolio. An investment in Units of the Energy Sector Portfolio should be made with an understanding of the problems and risks such an investment may entail.

  The Energy Sector Growth Portfolio invests in Securities of companies involved in the energy industry. The business activities of companies held in the Trust may include: production, generation, transmission, marketing, control, or measurement of energy or energy fuels; providing component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control. Companies participating in new activities resulting from technological advances or research discoveries in the energy field were also considered for the Trust.

  The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Trust.

  According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

  Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage.

  Financial Services Sector Portfolio. An investment in Units of the Financial Services Sector Portfolio, should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

  Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

  The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks are allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards
Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

  The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

  The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

  Pharmaceuticals Sector Portfolio. An investment in Units of the
Pharmaceuticals Sector Portfolio should be made with an understanding of the characteristics of the pharmaceutical and medical technology industries and the risks which such investment may entail.

  Pharmaceutical companies are companies involved in drug development and production services. Such companies have potential risks unique to their sector of the healthcare field. Such companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from generic drug sales, the termination of their patent protection for drug products and the risk that technological advances will render their products or services obsolete. The research and development costs of bringing a drug to market are substantial and include lengthy governmental review processes, with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

  As the population of the United States ages, the companies involved in the pharmaceutical field will continue to search for and develop new drugs through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distribution of drugs and vaccines. These activities may make the pharmaceutical sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

  Legislative proposals concerning healthcare are considered from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

  Semiconductor Sector Portfolio. An investment in Units of the Semiconductor Sector Portfolio should be made with an understanding of the problems and risks inherent in the semiconductor industry in general.

  Semiconductor companies generally include companies involved in the development, design, manufacture and sale of semiconductor products. The market for these products is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

  Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of semiconductor common stocks to fluctuate substantially. In addition, semiconductor stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem Units at a price equal to or greater than the original price paid for such Units.

  Some key components of certain products of semiconductor issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of any key components. Additionally, many semiconductor issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards.
Any failure to
comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of semiconductor companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain semiconductor companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

  Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

  Technology Sector Portfolio. An investment in Units of the Technology Sector Portfolio should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

  Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

  Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem Units at a price equal to or greater than the original price paid for such Units.

  Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

  Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

  Year 2000 Problem. Like other investment companies, financial and business organizations and individuals around the world a Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to such Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by a Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to a Trust.

  The Year 2000 Problem is expected to impact corporations and other parties, which may include issuers of the Securities contained in a Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in a Trust.

  Legislation. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in a Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum or tobacco industry, may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

PUBLIC OFFERING PRICE

  The Public Offering Price of the Units is based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge (as set forth in Part A of the Prospectus) per Unit and the maximum remaining deferred sales charge (as set forth in Part A of the Prospectus) and is rounded to the nearest cent. In addition, a portion of the Public Offering Price during the initial offering period also consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any other non-material out-of-pocket expenses. The organizational and offering costs will be deducted from the assets of the Trust as of the close of the initial offering period. See "Trust Summary and Financial Highlights" in Part A of the

Prospectus. Commencing on those dates set forth under "Investing in the Trust--Sales Charges" in Part A of this Prospectus, a deferred sales charge in an amount described in Part A of the Prospectus will be assessed per Unit per applicable month. If so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Interim Special Redemption and Liquidation Period (as described under "Special Redemption, Liquidation and Investment in a New Trust" in Part A of the Prospectus) or Unitholders who sell or redeem their Units at or before the Second Year Commencement Date (as defined in Part A of the Prospectus) will not be assessed a deferred sales charge for the Second Year Deferred Period (as defined in Part A of the Prospectus) and accordingly are only responsible for the remaining deferred sales charges for the First Year Deferred Period (as defined in Part A of the Prospectus). The deferred sales charges will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The total maximum sales charge assessed to Unitholders on a per Unit basis will be the amount set forth in "Sales Charge" in Part A of the prospectus. See "UNIT VALUE AND EVALUATION."

  The sales charge applicable to quantity purchases is reduced on a graduated scale as set forth in Part A of this Prospectus. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Nuveen unit investment trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the graduated scale provided in Part A of this Prospectus, based on the amount of intended aggregate purchases (excluding purchases which are subject only to a deferred sales charge) as expressed in the letter of intent. For purposes of letter of intent calculations units of equity products are valued at $10 per unit. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

  For "secondary market" sales the Public Offering Price per Unit of each Trust is determined by adding to the Trustee's determination of the aggregate value of each Security in the Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities) a sales charge as set forth in Part A of this Prospectus. See "UNIT VALUE AND EVALUATION." The secondary market sales charge is reduced with respect to quantity purchases in such amounts set forth in Part A of this Prospectus.

  Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust during the primary offering period of the Trust.

  At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Securities in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal ("Evaluation Time"). Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

  The graduated sales charges set forth in the table provided in Part A of this Prospectus will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Trust will be aggregated with concurrent purchases of any other Nuveen unit investment trust or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., The John Nuveen Company, The McGraw Hill Companies, Inc. ("McGraw Hill") and Dow Jones & Company, Inc. ("Dow Jones") including in each case these individuals and their immediate family members (as defined above). (For individuals associated with McGraw Hill this privilege is only available for purchases of Units of the Nuveen-Standard & Poor's Quality Equity Portfolio (and for individuals associated with Dow Jones this privilege is only available for purchases of Units of the Nuveen--The Dow 5SM Portfolio and the Nuveen--The Dow 10SM Portfolio.) However, if Part A of the Prospectus provides for a sales charge payable during the Second Year Deferred Period (as defined in Part A of the Prospectus) such Unitholders that hold their Units after the Second Year Commencement Date (as defined in Part A of the Prospectus) will be subject to the Second Year Deferred Sales Charge as set forth in "Sales Charges" in Part A of the Prospectus. Unitholders of other unit investment trusts having a similar strategy as the Trust may utilize their termination proceeds to purchase Units of the Trust with the sales charge applicable for "Rollovers" as provided in Part A of the Prospectus. The dealer concession will be that applicable to "Rollovers".

  Units may be purchased with the reduced sales charge provided for "Wrap Accounts" under "Sales Charges" in Part A of the Prospectus by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as defined above) and
(4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates (collectively, the "Discounted Purchases"). Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

  During the initial offering period, unitholders of any Nuveen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of a Trust with the sales charge applicable for "Rollovers" as provided in Part A of the Prospectus.

  Whether or not Units are being offered for sale, the Sponsor will determine or cause to be determined the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS

  During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price based upon the pro rata share per Unit of the aggregate underlying value of the Securities in such Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities). Afterward, although it is not obligated to do so, the Sponsor may maintain a secondary market for Units of each Trust at its own expense and continuously offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the aggregate underlying value of the Securities in a Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the initial offering period, the price at which the Sponsor expects to repurchase Units (the "Sponsor's Repurchase Price") includes estimated organizational and offering costs per Unit. After the initial offering period, the Sponsor's Repurchase Price will not include such estimated organizational and offering costs. See "Trust Summary and Financial Highlights" in Part A of the Prospectus. Unitholders who wish to dispose of their Units should inquire of the Trustee or their broker as to the current Redemption Price. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. However, if so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Interim Special Redemption and Liquidation Period or Unitholders who sell or redeem their Units at or before the Second Year Commencement Date will not be assessed a deferred sales charge for the Second Year Deferred Period and accordingly are only responsible for the remaining deferred sales charges for the First Year Deferred Period. (See "REDEMPTION.") In connection with its secondary market making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will generally purchase Units from the broker or dealer at the Redemption Price (as defined in "REDEMPTION") and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

  In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

  Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")

EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT

  The prices at which the Securities deposited in the Trusts would have been offered to the public on the business day prior to the Initial Date of Deposit were determined by the Trustee.

  The amount by which the Trustee's determination of the aggregate value of the Securities deposited in the Trusts was greater or less than the cost of such Securities to the Sponsor was profit or loss to the Sponsor. (See Part A of this Prospectus.) The Sponsor also may realize further profit or sustain further loss as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

TAX STATUS

  The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust. For purposes of the following discussion and opinions, it is assumed that each Security is equity for Federal income tax purposes.

  In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

    1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata portion of income derived from each Trust asset when such income is considered to be received by the Trust. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unitholder or are automatically reinvested.

    2. Each Unitholder will have a taxable event when a Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in-kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisors with regard to the calculation of basis. For Federal income tax purposes, a Unitholder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his or her Units.

    3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of a Trust (the "New Trust"), (the Sponsor intends to create a separate New Trust in conjunction with the termination of the Trust) will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities are acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes.

  Deferred Sales Charge. Generally the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge is deferred. It is possible that for Federal income tax purposes, a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his or her Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

  Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under and during the period specified in Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

  To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

  Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him or her. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholder's may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their tax advisers regarding the limitations on the deductibility of Trust expenses. Unitholders should consult with their tax advisers regarding the limitations on the deductibility of Trust expenses.

  Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taypayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

  In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

  If the Unitholder disposes of a Unit, the Unitholder is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved including his or her pro rata portion of all the Securities represented by the Unit.

  The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules.

  Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of a Trust and Investment in a New Trust. As discussed in "REDEMPTION" and "OTHER INFORMATION--

Termination of Indenture," under certain circumstances a Unitholder who owns at least 2,500 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unitholder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "DISTRIBUTIONS TO UNITHOLDERS." As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of Units or the termination of a Trust will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

  The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his or her tax basis in such fractional share of a Security held by a Trust.

  Because each Trust will own many Securities, a Unitholder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

  As discussed in "SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his or her Units for Units of the New Trust in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in
Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

  Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his or her Units will generally equal the price paid by such Unitholder for his or her Units. The cost of the Units is allocated among the Securities held by the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his or her pro rata portion of each Security.

  A Unitholder's tax basis in his or her Units and his or her pro rata portion of a Security held by a Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

  General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder

(including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

  At the termination of a Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and the Internal Revenue Service.

  Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "RETIREMENT PLANS."

  In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders thereof.

  The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholder") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in a Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

RETIREMENT PLANS

  Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

TRUST OPERATING EXPENSES

  No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor and/or its affiliates do, however, receive an annual fee as set forth in "Expense Information" in Part A of the Prospectus for maintaining surveillance over the portfolio (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the Sponsor may purchase research from a variety of sources, which may include dealers of the Trust. If so provided in Part A of the Prospectus, the Sponsor may also receive an annual fee for providing bookkeeping and administrative services for a Trust (the "Bookkeeping and Administration Fee"). Such services include, but are not limited to, the preparation of comprehensive tax
statements, providing account information to the Unitholders,           . In
addition, if so provided in Part A of the Prospectus, a Trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks and trade names and/or for the use of databases and research. Estimated annual Trust expenses are as set forth in Part A of this Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses do not include the brokerage commissions payable by the Trust in purchasing and selling Securities.

  The Trustee receives for ordinary recurring services an annual fee for each Trust as set forth in "Expense Information" appearing in Part A of this Prospectus. The Trustee's Fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions). In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administration Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. The Trustee has the use of funds, if any, being held in the Income and Capital Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

  The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Securities or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses, including counsel fees (including fees of counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Securities in order to pay these amounts if funds are not otherwise available in the applicable Income and Capital Accounts.

DISTRIBUTIONS TO UNITHOLDERS

  The Trustee will distribute any net income received with respect to any of the Securities in a Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Date. See "Distributions" in Part A of this Prospectus. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses will be distributed on the last day of each month if the amount available for distribution equals at least $1.00 per 100 Units ("Capital Distribution Dates") to Unitholders of record on the fifteenth day of each applicable month ("Capital Record Dates"). The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). A Unitholder's pro rata portion of the Capital Account, less expenses, will be distributed as part of the final liquidation distribution.

  It is anticipated that the deferred sales charge will be collected from the Capital Account of the Trusts and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying a Unitholder's deferred sales charge obligations.

  Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances, the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

  Within a reasonable time after a Trust is terminated, each Unitholder who is not a Rollover Unitholder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Securities, unless he or she elects an In-Kind Distribution as described under "REDEMPTION" and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

  The Trustee will credit to the Income Account of a Trust any dividends received on the Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust.

  The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

  Distribution Reinvestment. Any Unitholder may elect to have each distribution of income on his Units, other than the final liquidating distribution in connection with the termination of a Trust or interim liquidating distribution for Interim Rollover Unitholders, automatically reinvested in additional Units of such Trust. Each person who purchases Units of a Trust may elect to participate in the reinvestment option by notifying the Trustee in writing of their election. Reinvestment may not be available in all states. Notification to the Trustee must be received within 10 days prior to the Record Date for such distributions. Each subsequent distribution of income and/or capital, as selected by the Unitholder, will be automatically applied by the Trustee to purchase additional Units of a Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to reinvestment. It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

ACCUMULATION PLAN

  The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest income and capital distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.

  Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and income or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effective as of the next Record Date occurring at least 10 days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

REPORTS TO UNITHOLDERS

  The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of income, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust that provides (1) a summary of transactions in the Trust for such year; (2) any Security sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

  In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust.

UNIT VALUE AND EVALUATION

  The value of the Trust is determined by the Trustee on the basis of (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate value of the Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Securities in the Trust next computed; (3) dividends receivable on the Securities trading ex-dividend as of the date of computation; and (4) all other assets of the Trust; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges and amounts due the Sponsor or Trustee for indemnification or extraordinary expenses payable out of such Trust for which no deductions had been made for the purpose of additions to the Reserve Account; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including, but not limited to, unpaid fees and expenses of the Trustee (including legal fees) and the Sponsor; (4) amounts representing unpaid organizational and offering costs; (5) cash held for distribution to Unitholders of record of the Trust or for redemption of tendered Units as of the business day prior to the evaluation being made; and (6) other liabilities incurred by the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof and rounded to the nearest cent to determine the per Unit value ("Unit Value") of such Trust. The Trustee may determine the aggregate value of the Securities in the Trust in the following manner: if the Securities are listed on a securities exchange or the NASDAQ National Market System ("listed Securities"), this evaluation is generally based on the closing sale price on that exchange or that system (if a listed Security is listed on the New York Stock Exchange ("NYSE") the closing sale price on the NYSE shall apply) or, if there is no closing sale price on that exchange or system, at the closing bid prices (ask prices for primary market purchases). If the Securities are not so listed, the evaluation shall generally be based on the current bid prices (ask prices for primary market purchases) on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for valuation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

  With respect to any Security not listed on a national exchange or the NASDAQ National Market System, or, with respect to a Security so listed but the Trustee deems the last reported sale price on the relevant exchange to be inappropriate as a basis for valuation, upon the Trustee's request, the Sponsor shall, from time to time, designate one or more evaluation services or other sources of information on which the Trustee shall be authorized conclusively to rely in evaluating such Security, and the Trustee shall have no liability for any errors in the information so received. The cost thereof shall be an expense reimbursable to the Trustee from the Income and Capital Accounts.

DISTRIBUTIONS OF UNITS TO THE PUBLIC

  Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of the Trusts for sale under the laws of substantially all of the states of the United States of America.

  Promptly following the deposit of Securities in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for Education IRA purchases), whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

  The Sponsor plans to allow a discount to brokers and dealers in connection with the distribution of Units. The amounts of such discounts are set forth in Part A of this Prospectus.

  The Sponsor may maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS."

  The Sponsor reserves the right to change the amount of the dealer concessions set forth in Part A of this Prospectus from time to time.

  For Units purchased during the initial offering period by Unitholders who utilize redemption or termination proceeds from other Nuveen-sponsored unit investment trusts and receive the sales charge applicable for "Rollovers" as described in Part A of the Prospectus, dealers are entitled to receive the concession applicable for "Rollovers" as provided in Part A of the Prospectus.

  At the discretion of the Sponsor, volume incentives can be earned as a marketing allowance by dealer firms who reach cumulative firm sales or sales arrangement levels of a specified number of Units of an individual Trust during the primary offering period as set forth in the table below. For firms that meet the necessary volume level for a Trust, volume incentives may be given on all trades involving that Trust originated from or by that firm during the primary offering period.

Primary Market Volume Incentives

                PER TRUST SALES LEVEL DURING                  VOLUME INCENTIVE
                 THE PRIMARY OFFERING PERIOD                      PER UNIT
           ---------------------------------------            ----------------
           500,000 but less than 1,000,000 Units                   $0.005
           1,000,000 but less than 2,000,000 Units                 $0.010
           2,000,000 Units or more                                 $0.020

  Only sales through the Sponsor qualifying for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

  Registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, and bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" during the primary or secondary market. (See "PUBLIC OFFERING PRICE.")

  Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in Part A of the Prospectus under "Dealer Concessions." The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

OWNERSHIP AND TRANSFER OF UNITS

  The ownership of Units is evidenced by registered Certificates unless the Unitholder expressly requests that ownership be evidenced by a book entry position recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

  Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholders. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES

  To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

REDEMPTION

  Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

  On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter ("Redemption Price"). During the initial offering period, the Redemption Price per Unit includes estimated organizational and offering costs per Unit. After the initial offering period, the Redemption Price will not include such estimated organizational and offering costs. See "Trust Summary and Financial Highlights" in Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities on the date of tender. Units subject to a deferred sales charge which are tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption. However, if so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Interim Special Redemption and Liquidation Period or Unitholders who sell or redeem their Units at or before the Second Year Commencement Date will not be assessed a deferred sales charge for the Second Year Deferred Period and accordingly are only responsible for the remaining deferred sales charges for the First Year Deferred Period. In addition, in the event of the death of a Unitholder within the one-year period prior to redemption, any deferred sales charge remaining at the time of redemption shall be waived. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

  The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

  Any Unitholder tendering 2,500 Units or more for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Securities in an amount and value of Securities per Unit equal to the Redemption Price Per Unit, as determined as of the evaluation next following tender. In-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described below.

  Under regulations issued by the Internal Revenue Service, the Trustee may be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "DISTRIBUTIONS TO UNITHOLDERS." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

  Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account.

  The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

  The Redemption Price per Unit during the secondary market will be determined on the basis of the Unit Value of the Trust. After the initial offering period, the Redemption Price will not include estimated organizational and offering costs. See "Trust Summary and Financial Highlights" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION" for a more detailed discussion of the factors included in determining Unit Value. The Redemption Price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

  The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST

  If so provided in Part A of the Prospectus, it is expected that a special redemption and liquidation will be made of Units of certain Trusts held by any Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee in writing that he or she desires to participate as a Rollover Unitholder by the appropriate Rollover Notification Date specified in the "Essential Information" appearing in Part A of this Prospectus.

  All Units of Rollover Unitholders will be redeemed In-Kind during the appropriate Special Redemption and Liquidation Period and the underlying Securities will be distributed to the Distribution Agent (currently the Trustee) on behalf of the Rollover Unitholders. During the appropriate Special Redemption and Liquidation Period (as set forth in "Essential Information" in Part A), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

  The Distribution Agent may engage the Sponsor, as its agent, or other brokers to sell the distributed Securities. The Securities will be sold as quickly as is practicable during the appropriate Special Redemption and Liquidation Period. The Sponsor does not anticipate that the period will be longer than one or two days, given that the Securities are usually highly liquid. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

  The Rollover Unitholders' proceeds will be invested in a New Trust or a trust with a similar investment strategy (as selected by the Unitholder), if then registered and being offered. The proceeds of redemption will be used to buy New Trust units as the proceeds become available. Any Rollover Unitholder may thus be redeemed out of a Trust and become a holder of an entirely different trust, a New Trust, with a different portfolio of Securities. In accordance with the Rollover Unitholders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) are expected to be invested in a New Trust, at the public offering price, including the applicable maximum sales charge per Unit for "Rollovers" as specified in Part A of that trust's Prospectus.

  The Sponsor intends to create the New Trust units as quickly as possible, depending upon the availability and reasonably favorable prices of the Securities included in a New Trust portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the New Trust units. The Sponsor may also permit Rollover Unitholders to elect to have their proceeds invested in a trust with a similar investment strategy, if such trust is then registered in the Unitholder's state of residence and being offered. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in New Trust units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create units, the Sponsor anticipates that sufficient units can be created, although moneys in a New Trust may not be fully invested on the next business day.

  The process of redemption, liquidation, and investment in a New Trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth potential only for the life of the Trust, at which point a new portfolio is chosen. A similar process of redemption, liquidation and investment in a New Trust may be available prior to the Mandatory Termination Date of the Trust.

  It should also be noted that Rollover Unitholders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a New Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the applicable Special Redemption and Liquidation may be an amount of cash attributable to a Unitholder's final distribution of dividend income; accordingly, Rollover Unitholders also will not have cash from this source distributed to pay any taxes. (See "TAX STATUS.") On August 5, 1997, legislation (the "Act") was enacted that reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Potential investors should consult their tax advisors regarding the potential effect of the Act on their investment in Units. In addition, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

  In addition, during this period a Unitholder will be at risk to the extent that Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Securities in as short a period as it can without materially adversely affecting the price of the Securities.

  Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unitholders") will not realize capital gains or losses due to the Special Redemption and Liquidation, and will not be charged any additional sales charge.

  The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Trusts or any subsequent series of the Trusts, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the appropriate Special Redemption and Liquidation Period. All Unitholders will then be remaining Unitholders, with rights to ordinary redemption as before. (See "REDEMPTION.") The Sponsor may modify the terms of the New Trusts or any subsequent series of the Trusts. The Sponsor may also modify, suspend or terminate the Rollover Option upon notice to the Unitholders of such amendment at least 60 days prior to the effective date of such amendment.

PURCHASE OF UNITS BY THE SPONSOR

  The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

REMOVAL OF SECURITIES FROM THE TRUSTS

  The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Security, that the issuer of the Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Security declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to a Trust. Except as stated in this Prospectus, the acquisition by a Trust of any securities or other property other than the Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or properties, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unitholders or to meet redemptions.

  The Trustee may also sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

  The Sponsor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Securities. To the extent this is not practicable, the composition and diversity of the Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.

INFORMATION ABOUT THE TRUSTEE

  The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

  The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

  The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SUCCESSOR TRUSTEES AND SPONSORS

  The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

  If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

  If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

INFORMATION ABOUT THE SPONSOR

  Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

  A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

  To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products.

  Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 West Wacker Drive). Nuveen maintains eight regional offices.

  To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

OTHER INFORMATION

Amendment of Indenture

  The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended, without the consent of 100% of the Unitholders, to permit the deposit or acquisition of securities either in addition to, or in substitution for any of the Securities initially deposited in any Trust except as stated in "COMPOSITION OF TRUSTS" regarding the creation of additional Units and the limited right of substitution of Replacement Securities, except for the substitution of refunding securities under certain circumstances or except as otherwise provided in this Prospectus. The Trustee shall advise the Unitholders of any amendment requiring the consent of Unitholders, or upon request of the Sponsor, promptly after execution thereof.

Termination of Indenture

  The Trust may be liquidated at any time by an instrument executed by the Sponsor and consented to by 66 2/3% of the Units of the Trust then outstanding. The Trust may also be liquidated by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust as of the conclusion of the primary offering period and may be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor. The sale of Securities from the Trust upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount of Securities originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Security held thereunder, but in no event shall it continue beyond the Mandatory Termination Date set forth under "Essential Information" in Part A of this Prospectus.

  Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of the termination of a Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of such Trust maintained by the Trustee. Unitholders not electing a distribution of shares of Securities and who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

LEGAL OPINION

  The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series.

AUDITORS

  The "Statement of Condition" and "Schedule of Investments" at the Initial Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

  Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. This supplement includes additional general information about the Sponsor and the Trusts.

                              NUVEEN UNIT TRUSTS

                           NUVEEN EQUITY UNIT TRUST
                             PROSPECTUS -- PART B

                                    , 1998

                              Sponsor       John Nuveen & Co. Incorporated
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286


                              Trustee       The Chase Manhattan Bank
                                            4 New York Plaza
                                            New York, NY 10004-2413
                                            Telephone: 800-257-8787


             Legal Counsel to Sponsor       Chapman and Cutler
                                            111 West Monroe Street
                                            Chicago, IL 60603


                          Independent       Arthur Andersen LLP
                   Public Accountants       33 West Monroe Street
                        for the Trust       Chicago, IL 60603

  Except as to statements made herein furnished by the Trustee, the Trustee has assumed no responsibility for the accuracy, adequacy and completeness of the information contained in this Prospectus.

  When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:

  Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

  The Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

  This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and to which reference is made.

  No person is authorized to give any information or to make representations not contained in this Prospectus or in supplemental information or sales literature prepared by the Sponsor, and any information or representation not contained therein must not be relied upon as having been authorized by either the Trusts, the Trustee or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any State to any Person to whom it is not lawful to make such offer in such state. The Trusts are registered as Unit Investment Trusts under the Investment Company Act of 1940, as amended. Such registration does not imply that the Trusts or any of their Units have been guaranteed, sponsored, recommended or approved by the United States or any State or agency or officer thereof.

STATEMENT OF DIFFERENCES BETWEEN ELECTRONIC FILING AND PRINTED DOCUMENT.

     Pursuant to Rule 499(c) (7) under the Securities Act of 1933, Registrant hereby identifies those differences in the foregoing document between the electronic format in which it is filed and the printed form in which it will be circulated:

     (1) The printed and distributed prospectus may be paged differently because the printed document may contain a different amount of information on each page from that contained in the electronic transmission.

     (2) In the printed document, footnote symbols may include a "dagger" or multiple "dagger". The "dagger" symbol is represented as # in the electronic document.

     (3) The printed and distributed prospectus will not contain the preliminary prospectus legend included at the beginning of the first prospectus page.

                   Contents of Registration Statement

A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          Insurer/Policy No.                                      Amount

          Reliance Insurance Company
          B 262 6895                                            $26,000,000

B.   This Registration Statement comprises the following papers and documents.

                               The facing sheet

                                The Prospectus

                                The signatures


                              Consents of Counsel

                            The following exhibits:

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trusts, Series 4 and certain subsequent series, effective May 29, 1997 between John Nuveen & Co. Incorporated, Depositor and The Chase Manhattan Bank, Trustee and Evaluator (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-25225] filed on behalf of Nuveen Unit Trusts, Series 4).

1.1(b)  Trust Indenture and Agreement (to be supplied by amendment).

1.2* Copy of Certificate of Incorporation, as amended, of John Nuveen & Co. Incorporated, Depositor.

1.3** Copy of amendment of Certificate of Incorporation changing name of Depositor to John Nuveen & Co. Incorporated.

2.1 Copy of Certificate of Ownership (Included in Exhibit 1.1(a), and incorporated herein by reference).

3.1 Opinion of counsel as to legality of securities being registered (to be supplied by amendment).

---------------
/*/ Incorporated by reference to Form N-8B-2 (File No. 811-1547) filed on behalf of Nuveen Tax-Free Unit Trust, Series 16.

/**/ Incorporated by reference to Form N-8B-2 (File No. 811-2198) filed on behalf of Nuveen Tax-Free Unit Trust, Series 37.

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion of counsel as to New York income tax status of securities being registered (to be supplied by amendment).

3.4 Opinion of counsel as to advancement of funds by Trustee (to be supplied by amendment).

4.2    Consent of The Chase Manhattan Bank (to be supplied by amendment).

4.4    Consent of Arthur Andersen LLP (to be supplied by amendment).

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Exhibit E to Form N-8B-2 [File No. 811-08103] filed on March 20, 1997 on behalf of Nuveen Unit Trusts, Series 1 and subsequent Series).

C.   Explanatory Note

     This Registration Statement may contain multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a part B and an Information Supplement.

D.   Undertakings

     1. With the exception of the information included in the appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

     2. The Information Supplement to the Trust will not include third party financial information.

                                  Signatures
                                  ----------

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 18 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 7th day of August, 1998.

                       NUVEEN UNIT TRUSTS, SERIES 18
                                 (Registrant)

                       By JOHN NUVEEN & CO. INCORPORATED
                                 (Depositor)

                       By /s/ H. William Stabenow
                          -----------------------------------
                                 Vice President

                       Attest /s/ Karen L. Healy
                              -------------------------------
                                 Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     Signature                       Title                        Date
     ---------                       -----                   -----------------
Timothy R. Schwertfeger    Chairman, Board of Directors  )
                           Chief Executive Officer       )
                           and Director                  )
                                                         )
Anthony T. Dean            President, Chief Operating    )
                           Officer and Director          )
                                                         )
John P. Amboian            Chief Financial Officer and   )  /s/Larry W. Martin
                           Executive Vice President      )     Larry W. Martin
                                                         )  Attorney-in-Fact**
Margaret E. Wilson         Vice President and            )
                           Controller                    )  August 7, 1998
                                                         )

----

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

**The powers of attorney for Messrs. Amboian, Dean and Schwertfeger were filed as Exhibit 6 to Form N-8B-2 (File No. 811-08103) and for Ms. Wilson as Exhibit
6.2 to Nuveen Unit Trusts, Series 12 (File No. 333-49197).

                   Consent of Independent Public Accountants

The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed as Exhibit 4.4 to the Registration Statement.

                         Consent of Chapman and Cutler

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                      Consent of The Chase Manhattan Bank

The consent of The Chase Manhattan Bank to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.

                     Consent of Carter, Ledyard & Milburn

The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 3.3 to the Registration Statement.